Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three and nine months ended 31 March 2019

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated statement of profit or loss for the three and nine months ended 31 March 2019 and 2018	12
Interim consolidated statement of comprehensive income for the three and nine months ended 31 March 2019 and 2018	13
Interim consolidated balance sheet as of 31 March 2019, 30 June 2018, 31 March 2018 and 30 June 2017	14
Interim consolidated statement of changes in equity for the nine months ended 31 March 2019, the three months ended 30 June 2018 and the nine months ended 31 March 2018	16
Interim consolidated statement of cash flows for the three and nine months ended 31 March 2019 and 2018	17
Notes to the interim consolidated financial statements	18

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2018, as filed with the Securities and Exchange Commission on 28 September 2018 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 141-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday. We attract leading global companies such as adidas, Aon, General Motors (Chevrolet) and Kohler that want access and exposure to our community of followers and association with our brand.

RESULTS OF OPERATIONS

Manchester United adopted IFRS 9 ‘Financial instruments’ and IFRS 15 ‘Revenue from contracts with customers’ with effect from 1 July 2018. The implementation of IFRS 9 did not have an impact on the Group’s financial statements as at 1 July 2018. The implementation of IFRS 15 did have an impact on the Group’s financial statements as at 1 July 2018 and consequently prior year amounts have been restated. Further details can be found in note 34 to the interim consolidated financial statements.

Three months ended 31 March 2019 as compared to the three months ended 31 March 2018 (as restated)

	Three months ended 31 March (in £ millions)		% Change
	2019	2018	2019 over 2018
Revenue	152.1	147.1	3.4%
Commercial revenue	66.6	66.6	0.0%
Broadcasting revenue	53.8	49.4	8.9%
Matchday revenue	31.7	31.1	1.9%
Total operating expenses	(144.2)	(136.4)	5.7%
Employee benefit expenses	(84.8)	(75.1)	12.9%
Other operating expenses	(26.1)	(26.3)	(0.8)%
Depreciation	(2.8)	(2.6)	7.7%
Amortization	(30.5)	(32.4)	(5.9)%
Profit/(loss) on disposal of intangible assets	6.3	(3.4)	—
Net finance (costs)/income	(3.1)	1.0	—
Tax expense	(3.4)	(1.4)	142.9%

Revenue

Total revenue for the three months ended 31 March 2019 was £152.1 million, an increase of £5.0 million, or 3.4%, over the three months ended 31 March 2018, as a result of an increase in revenue in our broadcasting and matchday sectors, as described below.

Commercial revenue

Commercial revenue for the three months ended 31 March 2019 was £66.6 million, unchanged over the three months ended 31 March 2018.

•                  Sponsorship revenue for the three months ended 31 March 2019 was £41.6 million, unchanged over the three months ended 31 March 2018;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 31 March 2019 was £25.0 million, unchanged over the three months ended 31 March 2018.

Broadcasting revenue

Broadcasting revenue for the three months ended 31 March 2019 was £53.8 million, an increase of £4.4 million, or 8.9%, over the three months ended 31 March 2018, primarily due to the new UEFA Champions League broadcasting rights agreement and playing one additional FAPL game.

Matchday revenue

Matchday revenue for the three months ended 31 March 2019 was £31.7 million, an increase of £0.6 million, or 1.9%, over the three months ended 31 March 2018.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, and amortization) for the three months ended 31 March 2019 were £144.2 million, an increase of £7.8 million, or 5.7%, over the three months ended 31 March 2018.

Employee benefit expenses

Employee benefit expenses for the three months ended 31 March 2019 were £84.8 million, an increase of £9.7 million, or 12.9%, over the three months ended 31 March 2018, primarily due to investment in the first team playing squad.

Other operating expenses

Other operating expenses for the three months ended 31 March 2019 were £26.1 million, a decrease of £0.2 million, or 0.8%, over the three months ended 31 March 2018.

Depreciation

Depreciation for the three months ended 31 March 2019 was £2.8 million, an increase of £0.2 million, or 7.7%, over the three months ended 31 March 2018.

Amortization

Amortization, primarily of registrations, for the three months ended 31 March 2019 was £30.5 million, a decrease of £1.9 million, or 5.9%, over the three months ended 31 March 2018. The unamortized balance of registrations as of 31 March 2019 was £288.0 million.

Profit/(loss) on disposal of intangible assets

Profit on disposal of intangible assets for the three months ended 31 March 2019 was £6.3 million, compared to a loss of £3.4 million for the three months ended 31 March 2018.

Net finance (costs)/income

Net finance costs for the three months ended 31 March 2019 was £3.1 million, compared to net finance income of £1.0 million for the three months ended 31 March 2018, due to a reduction in unrealized, non-cash foreign exchange gains on unhedged USD borrowings.

Tax expense

The tax expense for the three months ended 31 March 2019 was £3.4 million, compared to £1.4 million for the three months ended 31 March 2018.

Nine months ended 31 March 2019 as compared to the nine months ended 31 March 2018 (as restated)

	Nine months ended 31 March (in £ millions)		% Change
	2019	2018	2019 over 2018
Revenue	495.7	468.2	5.9%
Commercial revenue	208.4	212.4	(1.9)%
Broadcasting revenue	200.3	165.4	21.1%
Matchday revenue	87.0	90.4	(3.8)%
Total operating expenses	(448.0)	(415.7)	7.8%
Employee benefit expenses	(239.7)	(214.7)	11.6%
Other operating expenses	(81.1)	(87.3)	(7.1)%
Depreciation	(8.6)	(7.9)	8.9%
Amortization	(99.0)	(105.8)	(6.4)%
Exceptional items	(19.6)	—	—
Profit on disposal of intangible assets	24.4	14.9	63.8%
Net finance costs	(14.6)	(4.2)	247.6%
Tax expense	(16.4)	(66.4)	(75.3)%

Revenue

Consolidated revenue for the nine months ended 31 March 2019 was £495.7 million, an increase of £27.5 million, or 5.9%, over the nine months ended 31 March 2018, as a result of an increase in revenue in our broadcasting sector, partially offset be a decrease in our commercial and matchday sectors, as described below.

Commercial revenue

Commercial revenue for the nine months ended 31 March 2019 was £208.4 million, a decrease of £4.0 million, or 1.9%, over the nine months ended 31 March 2018.

•                  Sponsorship revenue for the nine months ended 31 March 2019 was £131.5 million, a decrease of £2.6 million, or 1.9%, over the nine months ended 31 March 2018, primarily due to a smaller summer tour; and

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the nine months ended 31 March 2019 was £76.9 million, a decrease of £1.4 million, or 1.8%, over the nine months ended 31 March 2018, in part due to playing two fewer home games in the period.

Broadcasting revenue

Broadcasting revenue for the nine months ended 31 March 2019 was £200.3 million, an increase of £34.9 million, or 21.1%, over the nine months ended 31 March 2018, primarily due to the new UEFA Champions League broadcasting rights agreement.

Matchday revenue

Matchday revenue for the nine months ended 31 March 2019 was £87.0 million, a decrease of £3.4 million, or 3.8%, over the nine months ended 31 March 2018 primarily due to playing two fewer home games in the period.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortisation, and exceptional items) for the nine months ended 31 March 2019 were £448.0 million, an increase of £32.3 million, or 7.8%, over the nine months ended 31 March 2018.

Employee benefit expenses

Employee benefit expenses for the nine months ended 31 March 2019 were £239.7 million, an increase of £25.0 million, or 11.6%, over the nine months ended 31 March 2018, primarily due to investment in the first team playing squad.

Other operating expenses

Other operating expenses for the nine months ended 31 March 2019 were £81.1 million, a decrease of £6.2 million, or 7.1%, over the nine months ended 31 March 2018, primarily due to a smaller summer tour.

Depreciation

Depreciation for the nine months ended 31 March 2019 was £8.6 million, an increase of £0.7 million, or 8.9%, over the nine months ended 31 March 2018.

Amortization

Amortization, primarily of registrations, for the nine months ended 31 March 2019 was £99.0 million, a decrease of £6.8 million, or 6.4%, over the nine months ended 31 March 2018. The unamortized balance of registrations as of 31 March 2019 was £288.0 million.

Exceptional items

Exceptional items for the nine months ended 31 March 2019 were £19.6 million, relating to compensation to the former manager and certain members of the coaching staff for loss of office. Exceptional items for the nine months ended 31 March 2018 were £nil.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the nine months ended 31 March 2019 was £24.4 million, compared with a profit of £14.9 million for the nine months ended 31 March 2018.

Net finance costs

Net finance costs for the nine months ended 31 March 2019 were £14.6 million, an increase of £10.4 million, or 247.6%, over the nine months ended 31 March 2018, due to significant unrealized, non-cash foreign exchange gains on unhedged USD borrowings in the prior year period.

Tax

The tax expense for the nine months ended 31 March 2019 was £16.4 million, compared to an expense of £66.4 million for the nine months ended 31 March 2018. The US federal corporate income tax rate reduced from 35% to 21% following the enactment of US tax reform on 22 December 2017. This necessitated a re-measurement of the then existing US deferred tax position in the period to 31 December 2017. As a result the nine months ended 31 March 2018 included a non-cash tax accounting write off of £49.0 million.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility and our senior secured notes. Additionally, although we have not needed to draw any borrowings under our revolving facility since 2009, we have no intention of retiring our revolving facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of our long term borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

We currently intend to continue paying regular semi-annual cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share from our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

Our business generates a significant amount of cash from our matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the statement of profit or loss over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facility. As of 31 March 2019, we had no borrowings under our revolving facility.

We also maintain a mixture of long-term debt and capacity under our revolving facility in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid evenly throughout the 12 months of the fiscal year.

In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving facility to meet our cash needs.

Acquisition and disposal of registrations also affects our trade receivables and payables, which affects our overall working capital. Our trade receivables include accrued income from sponsors as well as transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of registrations.

Cash Flow

The following table summarizes our cash flows for the nine months ended 31 March 2019 and 2018:

	Nine months ended 31 March (in £ millions)
	2019	2018
Cash flows from operating activities
Cash generated from operations	112.1	17.3
Net interest paid	(15.1)	(16.2)
Tax paid	(2.4)	(6.4)
Net cash generated from/(used in) operating activities	94.6	(5.3)
Cash flows from investing activities
Payments for property, plant and equipment	(8.9)	(9.6)
Proceeds from sale of property, plant and equipment	—	0.1
Payments for intangible assets	(159.8)	(136.0)
Proceeds from sale of intangible assets	37.9	40.6
Net cash used in investing activities	(130.8)	(104.9)
Cash flows from financing activities
Repayment of borrowings	(3.8)	(0.3)
Dividends paid	(11.6)	(10.9)
Net cash used in financing activities	(15.4)	(11.2)
Net decrease in cash and cash equivalents (1)	(51.6)	(121.4)

(1) Excludes the effects of exchange rate changes on cash and cash equivalents.

Net cash generated from operating activities

Net cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and commercial revenue. Cash generated from operations for the nine months ended 31 March 2019 produced a cash inflow of £112.1 million, an increase of £94.8 million from a cash inflow of £17.3 million for the nine months ended 31 March 2018.

Additional changes in net cash generated from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We use interest rate swaps to manage the cash flow interest rate risk. Such swaps have the economic effect of converting interest from variable rates to a fixed rate. Drawdowns from our revolving facility, if any, are also subject to variable rates of interest. Net cash generated from operating activities for the nine months ended 31 March 2019 was £94.6 million, compared to net cash used in operating activities of £5.3 million for the nine months ended 31 March 2018.

Net cash used in investing activities

Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facility. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and the Aon Training Complex.

Net cash used in investing activities for the nine months ended 31 March 2019 was £130.8 million, an increase of £25.9 million from £104.9 million for the nine months ended 31 March 2018.

For the nine months ended 31 March 2019, net capital expenditure on property, plant and equipment was £8.9 million, a decrease of £0.6 million from £9.5 million for the nine months ended 31 March 2018.

For the nine months ended 31 March 2019, net capital expenditure on intangible assets was £121.9 million, an increase of £26.5 million from £95.4 million for the nine months ended 31 March 2018.

Net cash used in financing activities

Net cash used in financing activities for the nine months ended 31 March 2019 was £15.4 million, an increase of £4.2 million from £11.2 million for the nine months ended 31 March 2018. The remaining balance of the secured bank loan amounting to £3.8 million was repaid on 9 July 2018.

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes and our secured term loan facility. As part of the security for our senior secured notes, our secured term loan facility and our revolving facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

Our wholly-owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes. As of 31 March 2019 the sterling equivalent of £322.6 million (net of unamortized issue costs of £3.5 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly owned subsidiaries.

The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit/(loss) for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the senior secured notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. The covenant is tested on a quarterly basis and we were in compliance for the quarter ended 31 March 2019.

The note purchase agreement governing the senior secured notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the senior secured notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the senior secured notes.

The senior secured notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.

Secured term loan facility

Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America, N.A. as lender. As of 31 March 2019 the sterling equivalent of £170.7 million (net of unamortized issue costs of £2.0 million) was outstanding. The outstanding principal amount was $225.0 million. We have the option to repay the secured term loan facility at any time. The remaining balance of the secured term loan facility is repayable on 26 June 2025.

Loans under the secured term loan facility bear interest at a rate per annum equal to US dollar LIBOR (provided that if the rate is less than zero, LIBOR shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries.

The secured term loan facility contains a financial maintenance covenant requiring us to maintain consolidated profit/(loss) for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. The covenant is tested on a quarterly basis and we were in compliance for the quarter ended 31 March 2019.

Revolving facility

Our revolving facilities agreement allows MU Finance Limited or Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £125 million, plus (subject to certain conditions) the ability to incur a further £25 million by way of incremental facilities, from a syndicate of lenders with Bank of America Merrill Lynch International Limited as agent and security trustee. As of 31 March 2019, we had no outstanding borrowings and had £125 million (exclusive of capacity under the incremental facilities) in borrowing capacity under our revolving facility agreement.

The revolving facility was amended on 4 April 2019 to, among other things, extend the expiry date to 4 April 2025 (although it may be possible for any subsequent incremental facility thereunder to expire after this date). Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our revolving facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not conduct research and development activities.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 31 March 2019 is £64.8 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 31 March 2019, we believe receipt of £2.0 million to be probable.

Other commitments

In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognized in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 31 March 2019, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of 31 March 2019:

	Less than 1 year	1-3 years	3-5 years	More than five years	Total contractual cash flows(1)	Total per consolidated financial statements

Long-term debt obligations(2)	18,604	37,208	37,208	546,787	639,807	495,533
Operating lease obligations(3)	1,826	1,478	162	3,806	7,272	—
Purchase obligations(4)	181,950	43,985	3,595	—	229,530	220,681
Total	202,380	82,671	40,965	550,593	876,609	716,214

(1)             Total contractual cash flows reflect contractual non-derivative financial obligations including interest, operating lease payments, purchase order commitments and capital commitments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)             As of 31 March 2019, we had $425.0 million of our senior secured notes outstanding and $225.0 million of our secured term loan facility outstanding.

(3)             We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases.

(4)             Purchase obligations include current and non-current obligations related to the acquisition of registrations, purchase order commitments and capital commitments. Purchase obligations do not include contingent transfer fees of £64.8 million which are potentially payable by us if certain specific performance conditions are met.

Except as disclosed above and in notes 27 and 28.3 to the unaudited interim consolidated financial statements as of and for the three and nine months ended 31 March 2019 included elsewhere in this interim report, as of 31 March 2019, we did not have any material contingent liabilities or guarantees.

Manchester United plc

Interim consolidated statement of profit or loss - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2019 £’000	Restated(1) 2018 £’000	2019 £’000	Restated(1) 2018 £’000
Revenue from contracts with customers	6	152,068	147,059	495,706	468,139
Operating expenses	7	(144,181)	(136,411)	(448,030)	(415,699)
Profit/(loss) on disposal of intangible assets	9	6,378	(3,446)	24,457	14,846
Operating profit		14,265	7,202	72,133	67,286
Finance costs		(5,361)	(5,935)	(16,877)	(18,293)
Finance income		2,213	7,027	2,257	14,239
Net finance (costs)/income	10	(3,148)	1,092	(14,620)	(4,054)
Profit before tax		11,117	8,294	57,513	63,232
Income tax expense	11	(3,464)	(1,401)	(16,444)	(66,466)
Profit/(loss) for the period		7,653	6,893	41,069	(3,234)

Earnings/(loss) per share during the period:
Basic earnings/(loss) per share (pence)	12	4.65	4.20	24.96	(1.97)
Diluted earnings/(loss) per share (pence)(2)	12	4.65	4.19	24.94	(1.97)

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

(2) For the nine months ended 31 March 2018 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income - unaudited

	Three months ended 31 March		Nine months ended 31 March
	2019 £’000	Restated(1) 2018 £’000	2019 £’000	Restated(1) 2018 £’000
Profit/(loss) for the period	7,653	6,893	41,069	(3,234)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Cash flow hedges	4,974	14,472	(2,312)	32,391
Income tax expense relating to cash flow hedges	(129)	(3,039)	(978)	(13,632)
Other comprehensive income for the period, net of tax	4,845	11,433	(3,290)	18,759
Total comprehensive income for the period	12,498	18,326	37,779	15,525

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

	Note	31 March 2019 £’000	Restated(1) 30 June 2018 £’000	Restated(1) 31 March 2018 £’000	Restated(1) 1 July 2017 £’000
ASSETS
Non-current assets
Property, plant and equipment	14	246,396	245,401	245,186	244,738
Investment property	15	13,739	13,836	13,869	13,966
Intangible assets	16	718,551	799,640	752,016	717,544
Derivative financial instruments	18	777	4,807	3,404	1,666
Trade and other receivables	19	9,964	4,724	5,618	15,399
Tax receivable		547	547	1,033	—
Deferred tax asset	25	57,057	63,332	77,064	141,485
		1,047,031	1,132,287	1,098,190	1,134,798
Current assets
Inventories	17	2,083	1,416	1,398	1,637
Derivative financial instruments	18	511	1,159	2,799	3,218
Trade and other receivables	19	185,499	168,060	117,497	103,732
Tax receivable		598	800	258	—
Cash and cash equivalents	20	193,855	242,022	161,717	290,267
		382,546	413,457	283,669	398,854
Total assets		1,429,577	1,545,744	1,381,859	1,533,652

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet (continued) - unaudited

	Note	31 March 2019 £’000	Restated(1) 30 June 2018 £’000	Restated(1) 31 March 2018 £’000	Restated(1) 1 July 2017 £’000
EQUITY AND LIABILITIES
Equity
Share capital	21	53	53	53	53
Share premium		68,822	68,822	68,822	68,822
Merger reserve		249,030	249,030	249,030	249,030
Hedging reserve		(30,848)	(27,558)	(12,512)	(31,271)
Retained earnings		166,751	136,757	181,110	193,453
		453,808	427,104	486,503	480,087
Non-current liabilities
Derivative financial instruments	18	21	—	—	655
Trade and other payables	22	45,559	104,271	74,998	83,587
Borrowings	23	493,336	486,694	457,011	497,630
Deferred revenue	24	51,079	37,085	32,208	39,648
Deferred tax liabilities	25	33,678	29,134	39,684	21,536
		623,673	657,184	603,901	643,056
Current liabilities
Derivative financial instruments	18	130	—	—	1,253
Tax liabilities		7,898	3,874	2,166	9,772
Trade and other payables	22	185,733	267,996	208,840	190,315
Borrowings	23	2,197	9,074	5,960	5,724
Deferred revenue	24	156,138	180,512	74,489	203,445
		352,096	461,456	291,455	410,509
Total equity and liabilities		1,429,577	1,545,744	1,381,859	1,533,652

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total equity £’000
Balance at 1 July 2017 as previously reported	53	68,822	249,030	(31,724)	191,436	477,617
Adjustment(1)	—	—	—	453	2,017	2,470
Restated balance at 1 July 2017	53	68,822	249,030	(31,271)	193,453	480,087
Loss for the period (restated(1))	—	—	—		(3,234)	(3,234)
Cash flow hedges (restated(1))	—	—	—	32,391	—	32,391
Tax expense relating to cash flow hedges (restated(1))	—	—	—	(13,632)	—	(13,632)
Total comprehensive income/(loss) for the period	—	—	—	18,759	(3,234)	15,525
Equity-settled share-based payments	—	—	—	—	1,820	1,820
Dividends paid	—	—	—	—	(10,929)	(10,929)
Balance at 31 March 2018	53	68,822	249,030	(12,512)	181,110	486,503
Loss for the period (restated(1))	—	—	—	—	(34,395)	(34,395)
Cash flow hedges (restated(1))	—	—	—	(6,994)	—	(6,994)
Tax expense relating to cash flow hedges (restated(1))	—	—	—	(8,052)	—	(8,052)
Total comprehensive loss for the period	—	—	—	(15,046)	(34,395)	(49,441)
Equity-settled share-based payments	—	—	—	—	1,095	1,095
Dividends paid	—	—	—	—	(11,053)	(11,053)
Balance at 30 June 2018	53	68,822	249,030	(27,558)	136,757	427,104
Profit for the period	—	—	—	—	41,069	41,069
Cash flow hedges	—	—	—	(2,312)	—	(2,312)
Tax expense relating to cash flow hedges	—	—	—	(978)	—	(978)
Total comprehensive income for the period	—	—	—	(3,290)	41,069	37,779
Equity-settled share-based payments	—	—	—	—	535	535
Dividends paid	—	—	—	—	(11,610)	(11,610)
Balance at 31 March 2019	53	68,822	249,030	(30,848)	166,751	453,808

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2019 £’000	2018 £’000	2019 £’000	2018 £’000
Cash flows from operating activities
Cash generated from operations	26	29,803	28,743	112,140	17,254
Interest paid		(7,679)	(7,210)	(17,186)	(16,849)
Interest received		697	266	2,052	654
Tax paid		(578)	(620)	(2,388)	(6,388)
Net cash generated from/(used in) operating activities		22,243	21,179	94,618	(5,329)
Cash flows from investing activities
Payments for property, plant and equipment		(1,559)	(998)	(8,877)	(9,585)
Proceeds from sale of property, plant and equipment		—	—	—	75
Payments for intangible assets(1)		(14,809)	(6,812)	(159,865)	(135,933)
Proceeds from sale of intangible assets(1)		12,709	8,203	37,892	40,645
Net cash (used in)/generated from investing activities		(3,659)	393	(130,850)	(104,798)
Cash flows from financing activities
Repayment of borrowings		—	(106)	(3,750)	(312)
Dividends paid		(11,610)	(10,929)	(11,610)	(10,929)
Net cash used in financing activities		(11,610)	(11,035)	(15,360)	(11,241)
Net increase/(decrease) in cash and cash equivalents		6,974	10,537	(51,592)	(121,368)
Cash and cash equivalents at beginning of period		190,395	155,312	242,022	290,267
Effects of exchange rate changes on cash and cash equivalents		(3,514)	(4,132)	3,425	(7,182)
Cash and cash equivalents at end of period	20	193,855	161,717	193,855	161,717

(1) Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payment terms to spread over more than one year. Details of registrations additions and disposals are provided in note 16. Trade payables in relation to the acquisition of registrations at the balance sheet date are provided in note 22. Trade receivables in relation to the disposal of registrations at the balance sheet date are provided in note 19.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

1                                 General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the board of directors on 16 May 2019.

2                                 Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2018, as filed with the Securities and Exchange Commission on 28 September 2018, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRS IC”) interpretations. The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

3                                 Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2018, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards adopted by the Group

The Group adopted IFRS 9 ‘Financial instruments’ and IFRS 15 ‘Revenue from contracts with customers’ with effect from 1 July 2018. Information on the implementation of new accounting standards is included in the Group’s Annual Report on Form 20-F for the year ended 30 June 2018 — note 2 “Summary of significant accounting policies — Changes in accounting policy and disclosures”.

The implementation of IFRS 9 did not have a material impact on the Group’s financial statements as at 1 July 2018.

The implementation of IFRS 15 did have a material impact on the Group’s financial statements as at 1 July 2018 and consequently prior year amounts have been restated. Further details can be found in note 34 to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

3                                 Accounting policies (continued)

New and amended standards and interpretations issued but not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective and have not been applied in preparing these interim consolidated financial statements. Adoption may affect the recognition, measurement and disclosures in the Group’s financial statements in the future. The adoption of these standards, amendments and interpretations is not expected to have a material impact on the consolidated financial statements of the Group, except as set out below.

•                 IFRS 16, “Leases”

•                  The Group will adopt IFRS 16 from 1 July 2019. IFRS 16 introduces a single lease accounting model, requiring a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset representing the right to use the underlying asset, and a lease liability representing the obligation to pay lease payments. Thus, leases classified as operating leases with lease payments recorded in the consolidated statement of profit or loss under the existing accounting policy will be included in the consolidated balance sheet.

•                  The Group has elected to apply the ‘simplified approach’ on initial adoption of IFRS 16, consequently comparative information will not be restated. The Group has also elected to apply the following transitional practical expedients:

•                  lease liabilities will be measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate as at 1 July 2019;

•                  right-of-use assets will be measured at an amount equal to the lease liability.

•                  The new treatment of leases will result in an increase in non-current assets and financial liabilities as these leases are capitalised as well as increasing underlying EBITDA, offset by an increase in depreciation and an increase in finance charges. This will result in a higher operating profit. The depreciation charge is constant over the lease period, but finance charges decrease as the remaining lease liability decreases, resulting in a net reduction in profit before tax in the early part of a lease arrangement but a positive profit impact towards the end of the contract in contrast to the typical straight-line treatment of existing operating lease expenses.

•                  Based on existing operating lease commitments as at 31 March 2019, the Group expects to recognise right-of-use assets of approximately £4.8 million on 1 July 2019 and lease liabilities of a similar amount. The Group expects that profit before tax for the year ending 30 June 2020 will decrease by approximately £0.1 million as a result of adopting the new standard. Adjusted EBITDA and operating profit are expected to increase by approximately £1.4 million. Operating cash flows will increase and financing cash flows decrease by £1.3 million as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

•                  The Group’s activities as a lessor are not expected to be materially impacted by the new standard.

There are no other IFRSs or IFRS IC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

4                                 Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be revenue recognition — minimum guarantee, impairment of goodwill and non-current assets, intangible assets - registrations contingent consideration estimates, tax, and recognition of deferred tax assets.

In preparing these interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2018, with the exception of changes in estimates that are required in determining the provision for income taxes.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

5                                 Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in European competitions and domestic cups could result in significant additional Matchday and Broadcasting revenue, and consequently we may recognize the most revenue in our fourth fiscal quarter in those years.

Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United first team undertaking tours. For sponsorship contracts any additional revenue receivable over and above the minimum guaranteed revenue contained in the sponsorship and licensing agreements is taken to revenue when a reliable estimate of the future performance of the contract can be obtained and it is probable that the amounts will not be recouped by the sponsor in future years. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized on a straight-line basis. In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element. Minimum guaranteed revenue under the agreement with adidas is subject to certain adjustments. Management’s current best estimate is that the full minimum guarantee amount will be received, as management do not expect two consecutive seasons of non-participation in the Champions League. Retail revenue is recognized at the point of sale while license revenue is recognized in the period in which the goods and services are provided.

Broadcasting rights revenue represents revenue receivable from all UK and overseas media contracts, including contracts negotiated centrally by the Premier League and UEFA. In addition, broadcasting rights revenue includes revenue receivable from the exploitation of Manchester United media rights through the internet or wireless applications. Distributions from the Premier League comprise a fixed element (which is recognized evenly as domestic Premier League matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective match is played), and merit awards (which are recognized when domestic Premier League matches are played based on management’s estimate of where the first team will finish at the end of the football season). Distributions from UEFA relating to participation in European competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other Premier League clubs in the competition), fixed amounts for participation in individual matches (which are recognized when the matches are played) and an individual club coefficient share (which is recognized over the group stage matches).

Matchday revenue is recognized based on matches played throughout the year with revenue from each match being recognized only when the match has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is used. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from domestic cup matches not played at Old Trafford, and fees for arranging other events at the Old Trafford stadium. As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organiser for domestic cup matches played at Old Trafford is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

6                                 Segment information

The principal activity of the Group is the operation of men’s and women’s professional football clubs. All of the activities of the Group support the operation of the football clubs and the success of the men’s first team in particular is critical to the on-going development of the Group. Consequently the chief operating decision maker (being the Board and executive officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of professional football clubs.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended 31 March		Nine months ended 31 March
	2019 £’000	Restated(1) 2018 £’000	2019 £’000	Restated(1) 2018 £’000
Commercial	66,616	66,607	208,460	212,385
Broadcasting	53,771	49,330	200,289	165,310
Matchday	31,681	31,122	86,957	90,444
	152,088	147,059	495,706	468,139

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

7                                        Operating expenses

	Three months ended 31 March		Nine months ended 31 March
	2019 £’000	2018 £’000	2019 £’000	2018 £’000
Employee benefit expenses	(84,800)	(75,101)	(239,746)	(214,662)
Depreciation - property, plant and equipment (note 14)	(2,819)	(2,590)	(8,534)	(7,854)
Depreciation - investment property (note 15)	(33)	(32)	(97)	(97)
Amortization (note 16)	(30,434)	(32,400)	(99,005)	(105,789)
Other operating expenses	(26,095)	(26,288)	(81,049)	(87,297)
Exceptional items (note 8)	—	—	(19,599)	—
	(144,181)	(136,411)	(448,030)	(415,699)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

8                                 Exceptional items

	Three months ended 31 March		Nine months ended 31 March
	2019 £’000	2018 £’000	2019 £’000	2018 £’000
Compensation paid for loss of office	—	—	(19,599)	—
	—	—	(19,599)	—

Compensation paid for loss of office relates to amounts payable to the former manager and certain members of the coaching staff.

9                               Profit/(loss) on disposal of intangible assets

	Three months ended 31 March		Nine months ended 31 March
	2019 £’000	2018 £’000	2019 £’000	2018 £’000
Profit/(loss) on disposal of registrations	6,003	(4,170)	23,844	13,127
Player loan income	375	724	613	1,719
	6,378	(3,446)	24,457	14,846

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

10         Net finance (costs)/income

	Three months ended 31 March		Nine months ended 31 March
	2019 £’000	2018 £’000	2019 £’000	2018 £’000
Interest payable on bank loans and overdrafts	(344)	(263)	(869)	(964)
Interest payable on secured term loan facility and senior secured notes	(4,182)	(3,923)	(13,572)	(12,942)
Amortization of issue costs on secured term loan facility and senior secured notes	(158)	(153)	(479)	(464)
Foreign exchange losses on unhedged US dollar borrowings	—	—	(105)	—
Unwinding of discount relating to registrations	(539)	(1,057)	(1,770)	(2,539)
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	(138)	(539)	(82)	(1,384)
Total finance costs	(5,361)	(5,935)	(16,877)	(18,293)
Foreign exchange gains on unhedged US dollar borrowings	1,430	6,761	—	13,585
Interest receivable on short-term bank deposits	531	266	2,005	654
Hedge ineffectiveness on cash flow hedges	252	—	252	—
Total finance income	2,213	7,027	2,257	14,239
Net finance (costs)/income	(3,148)	1,092	(14,620)	(4,054)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

11         Income tax expense

	Three months ended 31 March		Nine months ended 31 March
	2019 £’000	Restated(1) 2018 £’000	2019 £’000	Restated(1) 2018 £’000
Current tax
Current tax on profit for the period	(1,579)	37	(4,182)	(651)
Foreign tax	(568)	(198)	(971)	(369)
Adjustment in respect of previous years	—	1,333	—	2,461
Total current tax (expense)/credit	(2,147)	1,172	(5,153)	1,441
Deferred tax
Origination and reversal of temporary differences	(2,091)	(709)	(12,065)	(17,244)
Adjustment in respect of previous years	774	(1,864)	774	(1,709)
Impact of change in US federal corporate income tax rate	—	—	—	(48,954)
Total deferred tax expense	(1,317)	(2,573)	(11,291)	(67,907)
Total income tax expense	(3,464)	(1,401)	(16,444)	(66,466)

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

Tax is recognized based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2019 is 26.2% (30 June 2018: 30.9%). The total income tax expense for the nine months includes an expense of £2.1 million (nine months ended 31 March 2018: credit of £1.7 million) treated as discrete items. The prior year deferred tax expense included a non-cash, tax accounting write off of £49.0 million following the enactment of US tax reform on 22 December 2017. The non-cash write-off was primarily due to the reduction in the US federal corporate income tax rate from 35% to 21%, which necessitated re-measurement of the then existing US deferred tax position in the nine months ended 31 March 2018.

In addition to the amounts recognized in the statement of profit or loss, the following amounts relating to tax have been recognized in other comprehensive income:

	Three months ended 31 March		Nine months ended 31 March
	2019 £’000	Restated(1) 2018 £’000	2019 £’000	Restated(1) 2018 £’000
Current tax	(491)	—	(1,450)	—
Deferred tax (note 25)	362	(3,039)	472	(13,632)
Total tax expense recognized in other comprehensive income	(129)	(3,039)	(978)	(13,632)

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

12         Earnings/(loss) per share

	Three months ended 31 March		Nine months ended 31 March
	2019	Restated(1) 2018	2019	Restated(1) 2018
Profit/(loss) for the period (£’000)	7,653	6,893	41,069	(3,234)
Basic earnings/(loss) per share (pence)	4.65	4.20	24.96	(1.97)
Diluted earnings/(loss) per share (pence)(2)	4.65	4.19	24.94	(1.97)

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

(2) For the nine months ended 31 March 2018 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce their loss per share, and hence have been excluded.

(i)                          Basic earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) for the period by the weighted average number of ordinary shares in issue during the period.

(ii)                      Diluted earnings/(loss) per share

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year.

(iii)                  Weighted average number of shares used as the denominator

	Three months ended 31 March		Nine months ended 31 March
	2019 Number ‘000	2018 Number ‘000	2019 Number ‘000	2018 Number ‘000
Class A ordinary shares	40,526	40,195	40,526	40,195
Class B ordinary shares	124,000	124,000	124,000	124,000
Weighted average number of ordinary shares used as the denominator in calculating basic earnings/(loss) per share	164,526	164,195	164,526	164,195
Adjustment for calculation of diluted earnings/(loss) per share assumed conversion into Class A ordinary shares	138	396	138	396
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings/(loss) per share	164,664	164,591	164,664	164,591

13         Dividends

Dividends paid in the nine months ended 31 March 2019 amounted to $14,807,000 ($0.09 per share), the pounds sterling equivalent of which was £11,610,000. Dividends paid in the nine months ended 31 March 2018 amounted to $14,778,000 ($0.09 per share), the pounds sterling equivalent of which was £10,929,000.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

14         Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
At 1 July 2018
Cost	269,367	34,790	57,800	361,957
Accumulated depreciation	(50,032)	(30,621)	(35,903)	(116,556)
Net book amount	219,335	4,169	21,897	245,401
Nine months ended 31 March 2019
Opening net book amount	219,335	4,169	21,897	245,401
Additions	23	2,972	6,534	9,529
Transfers	(25)	4	21	—
Depreciation charge	(2,457)	(1,932)	(4,145)	(8,534)
Closing net book amount	216,876	5,213	24,307	246,396
At 31 March 2019
Cost	269,365	37,766	64,355	371,486
Accumulated depreciation	(52,489)	(32,553)	(40,048)	(125,090)
Net book amount	216,876	5,213	24,307	246,396

At 1 July 2017
Cost	269,372	34,475	50,236	354,083
Accumulated depreciation	(46,744)	(31,090)	(31,511)	(109,345)
Net book amount	222,628	3,385	18,725	244,738
Nine months ended 31 March 2018
Opening net book amount	222,628	3,385	18,725	244,738
Additions	—	1,747	6,578	8,325
Disposals	(5)	—	(18)	(23)
Depreciation charge	(2,466)	(1,371)	(4,017)	(7,854)
Closing net book amount	220,157	3,761	21,268	245,186
At 31 March 2018
Cost	269,367	36,222	56,299	361,888
Accumulated depreciation	(49,210)	(32,461)	(35,031)	(116,702)
Net book amount	220,157	3,761	21,268	245,186

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

15         Investment property

Total £’000
At 1 July 2018
Cost	19,769
Accumulated depreciation and impairment	(5,933)
Net book amount	13,836
Nine months ended 31 March 2019
Opening net book amount	13,836
Depreciation charge	(97)
Closing net book amount	13,739
At 31 March 2019
Cost	19,769
Accumulated depreciation and impairment	(6,030)
Net book amount	13,739

At 1 July 2017
Cost	19,769
Accumulated depreciation and impairment	(5,803)
Net book amount	13,966
Nine months ended 31 March 2018
Opening net book amount	13,966
Depreciation charge	(97)
Closing net book amount	13,869
At 31 March 2018
Cost	19,769
Accumulated depreciation and impairment	(5,900)
Net book amount	13,869

Management obtained an external valuation report carried out in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Professional Standards, January 2014 as of 30 June 2018 which supported the carrying value of investment property as of that date and consequently there were no changes to the net book amount. Management has considered the carrying amount of investment property as of 31 March 2019 and concluded that, as there are no indicators of impairment, an impairment test is not required. The external valuation was carried out on the basis of Market Value, as defined in the RICS Valuation — Professional Standards, January 2014. Fair value of investment property is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3 (see note 30.3).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

16         Intangible assets

	Goodwill £’000	Registrations £’000	Other intangible assets £’000	Total £’000
At 1 July 2018
Cost	421,453	785,594	10,379	1,217,426
Accumulated amortization	—	(416,086)	(1,700)	(417,786)
Net book amount	421,453	369,508	8,679	799,640
Nine months ended 31 March 2019
Opening net book amount	421,453	369,508	8,679	799,640
Additions	—	23,448	3,009	26,457
Disposals	—	(8,541)	—	(8,541)
Amortization charge	—	(96,405)	(2,600)	(99,005)
Closing book amount	421,453	288,010	9,088	718,551
At 31 March 2019
Cost	421,453	742,921	13,388	1,177,762
Accumulated amortization	—	(454,911)	(4,300)	(459,211)
Net book amount	421,453	288,010	9,008	718,551

At 1 July 2017
Cost	421,453	645,433	6,619	1,073,505
Accumulated amortization	—	(354,913)	(1,048)	(355,961)
Net book amount	421,453	290,520	5,571	717,544
Nine months ended 31 March 2018
Opening net book amount	421,453	290,520	5,571	717,544
Additions	—	162,873	4,590	167,463
Disposals	—	(27,202)	—	(27,202)
Amortization charge	—	(104,887)	(902)	(105,789)
Closing net book amount	421,453	321,304	9,259	752,016
At 31 March 2018
Cost	421,453	726,883	11,209	1,159,545
Accumulated amortization	—	(405,579)	(1,950)	(407,529)
Net book amount	421,453	321,304	9,259	752,016

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

16         Intangible assets (continued)

Impairment tests for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment.

An impairment test has been performed on the carrying value of goodwill based on value-in-use calculations. The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, registrations and other capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 2.0% (2018: 2.5%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 7.6% (2018: 7.8%) for each period, and certain assumptions around progression in domestic and European cup competitions, notably the Champions League.

Management determined budgeted revenue growth based on historic performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

The following sensitivity analysis was performed:

•             increase the discount rate by 1% (post-tax);

•             more prudent assumptions around qualification for European competitions.

In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 31 March 2019 was £1,854,000 and £456,000 respectively (31 March 2018: £1,391,000 and £nil respectively).

17         Inventories

	31 March 2019 £’000	30 June 2018 £’000	31 March 2018 £’000
Finished goods	2,083	1,416	1,398

The cost of inventories recognized as an expense and included in operating expenses for the nine months ended 31 March 2019 amounted to £6,633,000 (year ended 30 June 2018: £8,450,000; nine months ended 31 March 2018: £6,952,000).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

18         Derivative financial instruments

	31 March 2019		30 June 2018		31 March 2018
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Used for hedging:
Interest rate swaps	747	—	4,490	—	3,335	—
Forward foreign exchange contracts	—	(151)	—	—	—	—
At fair value through profit or loss:
Embedded foreign exchange derivatives	541	—	624	—	330	—
Forward foreign exchange contracts	—	—	852	—	2,538	—
	1,288	(151)	5,966	—	6,203	—
Less non-current portion:
Used for hedging:
Interest rate swaps	747	—	4,490	—	3,335	—
Forward foreign exchange contracts	—	(21)	—	—	—	—
At fair value through profit or loss:
Embedded foreign exchange derivatives	30	—	317	—	—	—
Forward foreign exchange contracts	—	—	—	—	69	—
Non-current derivative financial instruments	777	(21)	4,807	—	3,404	—
Current derivative financial instruments	511	(130)	1,159	—	2,799	—

Further details of derivative financial instruments are provided in note 30.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

19         Trade and other receivables

	31 March 2019 £’000	30 June 2018 £’000	Restated(1) 31 March 2018 £’000
Trade receivables	139,607	133,505	71,529
Less: provision for impairment of trade receivables	(10,660)	(9,708)	(11,856)
Net trade receivables	128,947	123,797	59,673
Other receivables	436	107	125
Accrued revenue	53,073	38,018	51,551
	182,456	161,922	111,349
Prepayments	13,007	10,862	11,766
	195,463	172,784	123,115
Less: non-current portion
Trade receivables	9,964	4,724	5,618
Non-current trade and other receivables	9,964	4,724	5,618
Current trade and other receivables	185,499	168,060	117,497

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

Net trade receivables include transfer fees receivable from other football clubs of £22,802,000 (30 June 2018: £29,214,000; 31 March 2018: £31,359,000) of which £9,964,000 (30 June 2018: £4,724,000; 31 March 2018: £5,618,000) is receivable after more than one year. Net trade receivables also include £103,222,000 (30 June 2018: £77,357,000; 31 March 2018: £18,726,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as deferred revenue liabilities.

The fair value of net trade receivables as at 31 March 2019 was £129,668,000 (30 June 2018: £124,050,000; 31 March 2018: £60,178,000) before discounting of cash flows. The fair value of other receivables is not materially different to their carrying value.

20         Cash and cash equivalents

	31 March 2019 £’000	30 June 2018 £’000	31 March 2018 £’000
Cash at bank and in hand	193,855	242,022	161,717

Cash and cash equivalents for the purposes of the statement of cash flows are as above.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

21                        Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2017	164,195	53
Employee share-based compensation awards — issue of shares	—	—
At 31 March 2018	164,195	53
Employee share-based compensation awards — issue of shares	331	—
At 30 June 2018	164,526	53
Employee share-based compensation awards — issue of shares	—	—
At 31 March 2019	164,526	53

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 31 March 2019, the Company’s issued share capital comprised 40,526,390 Class A ordinary shares and 124,000,000 Class B ordinary shares.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

22         Trade and other payables

	31 March 2019 £’000	30 June 2018 £’000	31 March 2018 £’000
Trade payables	128,180	266,316	200,023
Other payables	5,069	4,754	4,430
Accrued expenses	87,432	83,280	68,772
	220,681	354,350	273,225
Social security and other taxes	10,611	17,917	10,613
	231,292	372,267	283,838
Less: non-current portion
Trade payables	43,698	102,067	74,600
Other payables	1,861	2,204	398
Non-current trade and other payables	45,559	104,271	74,998
Current trade and other payables	185,733	267,996	208,840

Trade payables include transfer fees and other associated costs in relation to the acquisition of registrations of £122,281,000 (30 June 2018: £258,316,000; 31 March 2018: £194,924,000) of which £43,698,000 (30 June 2018: £102,067,000; 31 March 2018: £74,600,000) is due after more than one year. Of the amount due after more than one year, £32,767,000 (30 June 2018: £65,495,000; 31 March 2018: £41,117,000) is expected to be paid between 1 and 2 years, and the balance of £10,931,000 (30 June 2018: £36,572,000; 31 March 2018: £33,483,000) is expected to be paid between 2 and 5 years.

The fair value of trade payables as at 31 March 2019 was £130,753,000 (30 June 2018: £270,548,000; 31 March 2018: £204,510,000) before discounting of cash flows. The fair value of other payables is not materially different to their carrying value.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

23         Borrowings

	31 March 2019 £’000	30 June 2018 £’000	31 March 2018 £’000
Senior secured notes	322,638	318,347	298,954
Secured term loan facility	170,698	168,347	158,057
Secured bank loan	—	3,750	3,856
Accrued interest on senior secured notes	2,197	5,324	2,104
	495,533	495,768	462,971
Less: non-current portion
Senior secured notes	322,638	318,347	298,954
Secured term loan facility	170,698	168,347	158,057
Non-current borrowings	493,336	486,694	457,011
Current borrowings	2,197	9,074	5,960

The senior secured notes of £322,638,000 (30 June 2018: £318,347,000; 31 March 2018: £298,954,000) is stated net of unamortized issue costs amounting to £3,508,000 (30 June 2018: £3,770,000; 31 March 2018: £3,861,000). The outstanding principal amount of the senior secured notes is $425,000,000 (30 June 2018: $425,000,000; 31 March 2018: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

The notes were issued by our wholly-owned subsidiary, Manchester United Football Club Limited, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and are secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly owned subsidiaries of Manchester United plc.

The secured term loan facility of £170,698,000 (30 June 2018: £168,347,000; 31 March 2018: £158,057,000) is stated net of unamortized issue costs amounting to £1,967,000 (30 June 2018: £2,185,000; 31 March 2018: £2,257,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (30 June 2018: $225,000,000; 31 March 2018: $225,000,000). The secured term loan facility attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 26 June 2025, although the Group has the option to repay the secured term loan facility at any time.

The secured term loan facility was provided to our wholly-owned subsidiary, Manchester United Football Club Limited, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and is secured against substantially all of the assets of each of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

The secured bank loan of £nil (30 June 2018: £3,750,000; 31 March 2018: £3,856,000) was repaid at par on 9 July 2018. The loan attracted interest of LIBOR + 1% per annum.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

23         Borrowings (continued)

The Group also has undrawn committed borrowing facilities of £125,000,000 (30 June 2018: £125,000,000; 31 March 2018: £125,000,000). The Group also has (subject to certain conditions) the ability to drawdown a further £25,000,000 by way of incremental facilities. The facility was amended on 4 April 2019 to, among other things, extend the expiry date to 4 April 2025 (although it may be possible for any incremental facilities to terminate after this date). Drawdowns would attract interest of LIBOR or EURIBOR plus an applicable margin of between 1.25% and 1.75% per annum (depending on the total net leverage ratio at that time). No drawdowns were made from these facilities during 2019 or 2018.

As of 31 March 2019, the Group was in compliance with all covenants in relation to borrowings.

24         Deferred revenue

	31 March 2019 £’000	Restated(1) 30 June 2018 £’000	Restated(1) 31 March 2018 £’000
Total	207,217	217,597	106,697
Less: non-current portion	(51,079)	(37,085)	(32,208)
Current deferred revenue	156,138	180,512	74,489

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

Revenue from commercial, broadcasting and matchday activities received in advance of the period to which it relates is treated as deferred revenue. The deferred revenue is then released to revenue in accordance with the substance of the relevant agreements or, where applicable, as matches are played. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then released to revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

25         Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	31 March 2019 £’000	Restated(1) 30 June 2018 £’000	Restated(1) 31 March 2018 £’000
US deferred tax assets	(57,057)	(63,332)	(77,064)
UK deferred tax liabilities	33,678	29,134	39,684
Net deferred tax asset	(23,379)	(34,198)	(37,380)

The movements in the net deferred tax asset are as follows:

	31 March 2019 £’000	Restated(1) 30 June 2018 £’000	Restated(1) 31 March 2018 £’000
At the beginning of the period	(34,198)	(119,949)	(119,949)
Expensed to the statement of profit or loss	11,291	63,519	67,907
(Credited)/expensed to other comprehensive income	(472)	21,685	13,632
Reclassification to tax receivable	—	547	1,030
At the end of the period	(23,379)	(34,198)	(37,380)

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

The prior year reclassification to tax receivable relates to alternative minimum tax payable which prior to the US tax reform was expected to be offset against future US tax liabilities. Following the US tax reform (enacted on 22 December 2017) this is now expected to be repaid to the Group.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

26                        Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2019 £’000	Restated(1) 2018 £’000	2019 £’000	Restated(1) 2018 £’000
Profit before tax	11,117	8,294	57,513	63,232
Depreciation	2,852	2,622	8,631	7,951
Amortization	30,434	32,400	99,005	105,789
(Profit)/loss on disposal of intangible assets	(6,378)	3,446	(24,457)	(14,846)
Net finance costs/(income)	3,148	(1,092)	14,620	4,054
Profit on disposal of property, plant and equipment	—	—	—	(75)
Equity-settled share-based payments	164	617	535	1,820
Foreign exchange (gains)/losses on operating activities	(94)	200	88	1,200
Reclassified from hedging reserve	1,167	3,652	4,011	11,119
Changes in working capital:
Inventories	527	520	(667)	239
Trade and other receivables	(66,386)	5,775	(27,093)	(19,662)
Trade and other payables and deferred revenue	53,252	(27,691)	(20,046)	(143,567)
Cash generated from operations	29,803	28,743	112,140	17,254

(1) Comparative amounts have been restated - see note 34 to the interim consolidated financial statements for further details.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

27                         Contingencies

We are currently in active discussions with UK tax authorities over a number of tax areas in relation to arrangements with players and player’s representatives. It is possible that in the future, as a result of discussions between the Group and UK tax authorities, as well as discussions UK tax authorities are holding with other stakeholders within the football industry, that interpretations of applicable rules are subject to challenge and could result in a liability being required in relation to these matters. The information usually required by IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, is not disclosed on the grounds that it is not practicable to be disclosed.

Contingent transfer fees are disclosed in note 28.3.

28                         Commitments

28.1              Operating lease commitments

The Group leases various premises and plant and equipment under non-cancellable operating lease agreements. The Group leases out its investment properties.

28.2               Capital commitments

At 31 March 2019, the Group had capital commitments relating to property, plant and equipment amounting to £1,941,000 (30 June 2018: £4,054,000; 31 March 2018: £2,809,000) and to other intangible assets amounting to £nil (30 June 2018: £nil; 31 March 2018: £nil).

28.3               Contingent fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Company considers that it is probable that the condition related to the payment will be achieved. For MUFC appearances, the Company estimates the probability of the player achieving the contracted number of appearances. The conditions relating to the signing of a new contract and international appearances are only considered to be probable once they have been achieved. The maximum additional amounts that could be payable is £64,828,000 (30 June 2018: £66,411,000; 31 March 2018: £60,944,000).

At 31 March 2019 the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC appearances/team success/new contract	27,884	8,728	36,612
International appearances	10,614	47	10,661
Other	17,228	327	17,555
	55,726	9,102	64,828

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 31 March 2019, the amount of such receipt considered to be probable was £2,012,000 (30 June 2018: £2,392,000; 31 March 2018: £140,000).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

29                        Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme, with 92 participating employers, and where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2017 where the total deficit on the ongoing valuation basis was £30.4 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

The Group currently pays total contributions of £459,000 per annum and this amount will increase by 5% per annum from September 2019. Based on the actuarial valuation assumptions, this will be sufficient to pay off the deficit by 31 October 2023.

As of 31 March 2019, the present value of the Group’s outstanding contributions (i.e. its future liability) is £2,314,000. This amounts to £453,000 (30 June 2018: £434,000; 31 March 2018: £430,000) due within one year and £1,861,000 (30 June 2018: £2,204,000; 31 March 2018: £398,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the statement of profit or loss in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30                         Financial risk management

30.1               Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2018, as filed with the Securities and Exchange Commission on 28 September 2018, in the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

30.2               Hedging activities

The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between April 2019 to June 2023. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance (costs)/income). The table below details the net borrowings being hedged at the balance sheet date:

	31 March 2019 $’000	30 June 2018 $’000	31 March 2018 $’000
USD borrowings	650,000	650,000	650,000
Hedged USD cash	(180,012)	(128,500)	(89,100)
Net USD debt	469,988	521,500	560,900
Hedged future USD revenues	(205,249)	(307,019)	(297,749)
Unhedged USD borrowings	264,739	214,481	263,151
Closing USD exchange rate ($: £)	1.3031	1.3194	1.4035

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30                         Financial risk management (continued)

30.2               Hedging activities (continued)

The Group hedges its cash flow interest rate risk where appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The following table details the interest rate swaps at the balance sheet date that are used to hedge borrowings:

	31 March 2019	30 June 2018	31 March 2018
Principal value of loan outstanding ($’000)	150,000	150,000	225,000
Rate received	1 month $ LIBOR	1 month $ LIBOR	1 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024	30 June 2024

As of 31 March 2019 the fair value of the above interest rate swaps was an asset of £747,000 (30 June 2018: £4,490,000; 31 March 2017: £3,335,000).

The Group seeks to hedge the majority of the currency risk on revenue arising as a result of participation in UEFA competitions, either by using contracted future foreign currency expenses or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30                         Financial risk management (continued)

30.3               Fair value estimation

The following table presents the financial instruments carried at fair value. The different levels used in measuring fair value have been defined as follows:

•             Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•             Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•             Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	31 March 2019 £’000	30 June 2018 £’000	31 March 2018 £’000
Assets
Used for hedging (note 18):
Interest rate swaps	747	4,490	3,335
At fair value through profit or loss (note 18):
Embedded foreign exchange derivatives	541	624	330
Forward foreign exchange contracts	—	852	2,538
Liabilities
Used for hedging (note 18):
Forward foreign exchange contracts	(151)	—	—
	1,137	5,966	6,203

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is categorized as Level 2. All of the financial instruments detailed above are categorized as Level 2.

31                          Related party transactions

Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 7.45% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 97.07% of the voting power of our outstanding capital stock.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

32                          Subsidiaries

The following companies are the principal subsidiary undertakings of the Company as of 31 March 2019:

Subsidiaries	Principal activity	% of ownership interest
Red Football Finance Limited*	Finance company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Commercial Enterprises (Ireland) Limited	Dormant company	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women’s Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Holding company	100
MU Commercial Holdings Junior Limited	Holding company	100
MU Finance Limited	Dormant company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Retail company	100

* Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands, Manchester United Commercial Enterprises (Ireland) Limited which is incorporated in Ireland, and RAML USA LLC which is incorporated in the United States.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

33                        Events after the reporting period

33.1              Dividends

Our board of directors have announced that a semi-annual cash dividend of $0.09 per share will be paid to shareholders on 5 June 2019.

33.2              Revolving borrowing facility

The Group has undrawn committed borrowing facilities of £125,000,000. The Group also has (subject to certain conditions) the ability to drawdown a further £25,000,000 by way of incremental facilities. The facility was amended on 4 April 2019 to, among other things, extend the expiry date to 4 April 2025 (although it may be possible for any incremental facilities to terminate after this date).

33.3              Investment property

Subsequent to 31 March 2019 an investment property was acquired for a total consideration, including associated costs, of £12,433,000.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

34                          Restatement of prior periods following implementation of IFRS 15

The Group adopted IFRS 15 ‘Revenue from contracts with customers’ with effect from 1 July 2018. The implementation of IFRS 15 had an impact on the Group’s financial statements as at 1 July 2018 and consequently prior year amounts have been restated. The following tables and notes explain how this restatement affected the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated balance sheet, and consolidated statement of cash flows.

Commercial revenue

IFRS 15 focuses on the identification and satisfaction of performance obligations and includes specific guidance on the methods for measuring progress towards complete satisfaction of a performance obligation therefore revenue on certain commercial contracts is recognized earlier under IFRS 15. The effect of the retrospective application is an increase in cumulative revenue recognized over the financial years up to and including the year ended 30 June 2018 including a reduction to the amount of revenue recognized during the financial year ended 30 June 2018 only.

Broadcasting revenue

Following adoption of IFRS 15, certain performance obligations are satisfied over time as each Premier League match (home and away) is played — accordingly revenue is recognized evenly as each Premier League match (home and away) is played. Broadcasting merit awards were previously recognized one share in the first quarter with the remainder being recognized when they were known at the end of each football season. Merit awards represent variable consideration and therefore, following adoption of IFRS 15, are estimated using the most likely amount method based on management’s estimate of where the Club’s finishing position will be at the end of each season. Broadcasting equal share payments were previously recognized evenly as each Premier League home match was played. Note, these changes only affect the amount of broadcasting revenue recognized in each quarter, they do not affect the amount of broadcasting revenue recognized for the financial year as a whole.

Matchday revenue

The adoption of IFRS 15 has no impact on the recognition of matchday revenue.

Tax, deferred tax, accrued revenue, hedging reserve, retained earnings and deferred revenue

The impact of the above changes in revenue recognition has subsequent impact on tax (including deferred tax), accrued revenue, the hedging reserve, retained earnings and deferred revenue.

Tax — adjustments to the tax expense and deferred tax are directly in line with the adjustments to revenue.

Accrued revenue — adjustments to broadcasting merit award revenue impact accrued revenue as the revenue is received after the period in which the revenue is recognized.

Hedging reserve — adjustments to commercial revenue impact the hedging reserve as the underlying US dollar revenue is initially hedged against a portion of the Group’s US dollar net borrowings. Amounts accumulated in the hedging reserve are reclassified to the statement of profit or loss in the period when the hedged revenue is recognized in the statement of profit or loss.

Deferred revenue — all other adjustments to revenue impact deferred revenue as the revenue is received or receivable prior to the period in which the revenue is recognized.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

34                          Restatement of prior periods following implementation of IFRS 15 (continued)

Consolidated balance sheet as at 1 July 2017

	As previously reported £’000	Adjustment £’000	Restated £’000
ASSETS
Non-current assets
Property, plant and equipment	244,738	—	244,738
Investment property	13,966	—	13,966
Intangible assets	717,544	—	717,544
Derivative financial instruments	1,666	—	1,666
Trade and other receivables	15,399	—	15,399
Deferred tax asset	142,107	(622)	141,485
	1,135,420	(622)	1,134,798
Current assets
Inventories	1,637	—	1,637
Derivative financial instruments	3,218	—	3,218
Trade and other receivables	103,732	—	103,732
Cash and cash equivalents	290,267	—	290,267
	398,854	—	398,854
Total assets	1,534,274	(622)	1,533,652

EQUITY AND LIABILITIES
Equity
Share capital	53	—	53
Share premium	68,822	—	68,822
Merger reserve	249,030	—	249,030
Hedging reserve	(31,724)	453	(31,271)
Retained earnings	191,436	2,017	193,453
	477,617	2,470	480,087
Non-current liabilities
Derivative financial instruments	655	—	655
Trade and other payables	83,587	—	83,587
Borrowings	497,630	—	497,630
Deferred revenue	39,648	—	39,648
Deferred tax liabilities	20,828	708	21,536
	642,348	708	643,056
Current liabilities
Derivative financial instruments	1,253	—	1,253
Tax liabilities	9,772	—	9,772
Trade and other payables	190,315	—	190,315
Borrowings	5,724	—	5,724
Deferred revenue	207,245	(3,800)	203,445
	414,309	(3,800)	410,509
Total equity and liabilities	1,534,274	(622)	1,533,652

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

34         Restatement of prior periods following implementation of IFRS 15 (continued)

Consolidated statement of profit or loss for the three months ended 31 March 2018

	As previously reported £’000	Adjustment £’000	Restated £’000
Commercial revenue	66,673	(66)	66,607
Broadcasting revenue	39,674	9,656	49,330
Matchday revenue	31,122	—	31,122
Total revenue	137,469	9,590	147,059
Operating expenses	(136,411)	—	(136,411)
Loss on disposal of intangible assets	(3,446)	—	(3,446)
Operating (loss)/profit	(2,388)	9,590	7,202
Finance costs	(5,935)	—	(5,935)
Finance income	7,027	—	7,027
Net finance income	1,092	—	1,092
(Loss)/profit before tax	(1,296)	9,590	8,294
Tax credit/(expense)	1,404	(2,805)	(1,401)
Profit for the period	108	6,785	6,893

Earnings per share during the period:
Basic earnings per share (pence)	0.07	5.71	4.20
Diluted earnings per share (pence)	0.07	5.71	4.19

Consolidated statement of comprehensive income for the three months ended 31 March 2018

	As previously reported £’000	Adjustment £’000	Restated £’000
Profit for the period	108	6,785	6,893
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Cash flow hedges	14,592	(120)	14,472
Tax expense relating to cash flow hedges	(3,065)	26	(3,039)
Other comprehensive income for the period, net of tax	11,527	(94)	11,433
Total comprehensive income for the period	11,635	6,691	18,326

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

34         Restatement of prior periods following implementation of IFRS 15 (continued)

Consolidated statement of profit or loss for the nine months ended 31 March 2018

	As previously reported £’000	Adjustment £’000	Restated £’000
Commercial revenue	212,583	(198)	212,385
Broadcasting revenue	139,384	25,926	165,310
Matchday revenue	90,444	—	90,444
Total revenue	442,411	25,728	468,139
Operating expenses	(415,699)	—	(415,699)
Profit on disposal of intangible assets	14,846	—	14,846
Operating profit	41,558	25,728	67,286
Finance costs	(18,293)	—	(18,293)
Finance income	14,239	—	14,239
Net finance costs	(4,054)	—	(4,054)
Profit before tax	37,504	25,728	63,232
Tax expense	(58,535)	(7,931)	(66,466)
Loss for the period	(21,031)	17,797	(3,234)

(Loss)/earnings per share during the period:
Basic (loss)/earnings per share (pence)	(12.81)	10.84	(1.97)
Diluted (loss)/earnings per share (pence)	(12.81)	10.84	(1.97)

Consolidated statement of comprehensive income for the nine months ended 31 March 2018

	As previously reported £’000	Adjustment £’000	Restated £’000
Loss for the period	(21,031)	17,797	(3,234)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Cash flow hedges	32,752	(361)	32,391
Tax expense relating to cash flow hedges	(13,710)	78	(13,632)
Other comprehensive income for the period, net of tax	19,042	(283)	18,759
Total comprehensive (loss)/income for the period	(1,989)	17,514	15,525

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

34         Restatement of prior periods following implementation of IFRS 15 (continued)

Consolidated balance sheet as at 31 March 2018

	As previously reported £’000	Adjustment £’000	Restated £’000
ASSETS
Non-current assets
Property, plant and equipment	245,186	—	245,186
Investment property	13,869	—	13,869
Intangible assets	752,016	—	752,016
Derivative financial instruments	3,404	—	3,404
Trade and other receivables	5,618	—	5,618
Tax receivable	1,033	—	1,033
Deferred tax asset	80,409	(3,345)	77,064
	1,101,535	(3,345)	1,098,190
Current assets
Inventories	1,398	—	1,398
Derivative financial instruments	2,799	—	2,799
Trade and other receivables	90,567	26,930	117,497
Tax receivable	258	—	258
Cash and cash equivalents	161,717	—	161,717
	256,739	26,930	283,669
Total assets	1,358,274	23,585	1,381,859

EQUITY AND LIABILITIES
Equity
Share capital	53	—	53
Share premium	68,822	—	68,822
Merger reserve	249,030	—	249,030
Hedging reserve	(12,682)	170	(12,512)
Retained earnings	161,296	19,814	181,110
	466,519	19,984	486,503
Non-current liabilities
Trade and other payables	74,998	—	74,998
Borrowings	457,011	—	457,011
Deferred revenue	32,208	—	32,208
Deferred tax liabilities	33,891	5,793	39,684
	598,108	5,793	603,901
Current liabilities
Tax liabilities	2,166	—	2,166
Trade and other payables	208,840	—	208,840
Borrowings	5,960	—	5,960
Deferred revenue	76,681	(2,192)	74,489
	293,647	(2,192)	291,455
Total equity and liabilities	1,358,274	23,585	1,381,859

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

34         Restatement of prior periods following implementation of IFRS 15 (continued)

Consolidated statement of cash flows for the three and nine months ended 31 March 2018

The implementation of IFRS 15 affected elements of cash generated from operations but did not affect the overall total. Other than that, the implementation of IFRS 15 had no impact on the consolidated statement of cash flows.

Cash generated from operations for the three months ended 31 March 2018

	As previously reported £’000	Adjustment £’000	Restated £’000
(Loss)/profit before tax	(1,296)	9,590	8,294
Depreciation	2,622	—	2,622
Amortization	32,400	—	32,400
Loss on disposal of intangible assets	3,446	—	3,446
Net finance income	(1,092)	—	(1,092)
Equity-settled share-based payments	617	—	617
Foreign exchange losses on operating activities	200	—	200
Reclassified from hedging reserve	3,772	(120)	3,652
Changes in working capital:
Inventories	520	—	520
Trade and other receivables	15,431	(9,656)	5,775
Trade and other payables and deferred revenue	(27,877)	186	(27,691)
Cash generated from operations	28,743	—	28,743

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

34         Restatement of prior periods following implementation of IFRS 15 (continued)

Cash generated from operations for the nine months ended 31 March 2018

	As previously reported £’000	Adjustment £’000	Restated £’000
Profit before tax	37,504	25,728	63,232
Depreciation	7,951	—	7,951
Amortization	105,789	—	105,789
Profit on disposal of intangible assets	(14,846)	—	(14,846)
Net finance costs	4,054	—	4,054
Profit on disposal of property, plant and equipment	(75)		(75)
Equity-settled share-based payments	1,820	—	1,820
Foreign exchange losses on operating activities	1,200	—	1,200
Reclassified from hedging reserve	11,480	(361)	11,119
Changes in working capital:
Inventories	239	—	239
Trade and other receivables	7,268	(26,930)	(19,662)
Trade and other payables and deferred revenue	(145,130)	1,563	(143,567)
Cash generated from operations	17,254	—	17,254

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

34         Restatement of prior periods following implementation of IFRS 15 (continued)

Consolidated balance sheet as at 30 June 2018

	As previously reported £’000	Adjustment £’000	Restated £’000
ASSETS
Non-current assets
Property, plant and equipment	245,401	—	245,401
Investment property	13,836	—	13,836
Intangible assets	799,640	—	799,640
Derivative financial instruments	4,807	—	4,807
Trade and other receivables	4,724	—	4,724
Tax receivable	547	—	547
Deferred tax asset	63,974	(642)	63,332
	1,132,929	(642)	1,132,287
Current assets
Inventories	1,416	—	1,416
Derivative financial instruments	1,159	—	1,159
Trade and other receivables	168,060	—	168,060
Tax receivable	800	—	800
Cash and cash equivalents	242,022	—	242,022
	413,457	—	413,457
Total assets	1,546,386	(642)	1,545,744

EQUITY AND LIABILITIES
Equity
Share capital	53	—	53
Share premium	68,822	—	68,822
Merger reserve	249,030	—	249,030
Hedging reserve	(27,738)	180	(27,558)
Retained earnings	135,099	1,658	136,757
	425,266	1,838	427,104
Non-current liabilities
Trade and other payables	104,271	—	104,271
Borrowings	486,694	—	486,694
Deferred revenue	37,085	—	37,085
Deferred tax liabilities	28,559	575	29,134
	656,609	575	657,184
Current liabilities
Tax liabilities	3,874	—	3,874
Trade and other payables	267,996	—	267,996
Borrowings	9,074	—	9,074
Deferred revenue	183,567	(3,055)	180,512
	464,511	(3,055)	461,456
Total equity and liabilities	1,546,386	(642)	1,545,744